                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-69443

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 11, 1999)

                               16,000,000 SHARES
                                      LOGO
                                  COMMON STOCK

                           -------------------------

      All of the shares of common stock are being sold by Solectron Corporation. Our common stock trades on the New York Stock Exchange under the symbol "SLR." On July 28, 1999, the last sale price of the common stock as reported on the New York Stock Exchange was $64 1/4 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT.

                           -------------------------

                                                          PER SHARE           TOTAL
                                                          ---------           -----
Public Offering Price...................................   $64.25         $1,028,000,000
Underwriting Discount...................................    $1.82            $29,120,000
Proceeds, before expenses, to Solectron
  Corporation...........................................   $62.43           $998,880,000

     The underwriters may also purchase up to an additional 2,400,000 shares of common stock from Solectron Corporation at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York on or about August 3, 1999.

                           -------------------------

MERRILL LYNCH & CO.
              BANCBOSTON ROBERTSON STEPHENS
                            BANC OF AMERICA SECURITIES LLC
                                        THOMAS WEISEL PARTNERS LLC

                           -------------------------

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 28, 1999.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              Page
                                                              ----
Summary.....................................................   S-3
Risk Factors................................................   S-5
Use of Proceeds.............................................  S-11
Price Range of Common Stock.................................  S-11
Dividend Policy.............................................  S-11
Capitalization..............................................  S-12
Selected Consolidated Financial Data........................  S-13
Business....................................................  S-14
Underwriting................................................  S-18
Legal Matters...............................................  S-20

                                   PROSPECTUS

Summary.....................................................     2
Where You Can Find More Information.........................     4
Risk Factors................................................     6
Use of Proceeds.............................................    10
Ratio of Earnings to Fixed Charges..........................    10
Description of the Debt Securities..........................    10
Description of Capital Stock................................    20
Plan of Distribution........................................    23
Legal Matters...............................................    24
Experts.....................................................    24

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. SOLECTRON HAS NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. SOLECTRON IS NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT AND THAT THE INFORMATION IN THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FIRST PAGE OF THE ACCOMPANYING PROSPECTUS. THE BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS OF SOLECTRON MAY HAVE CHANGED SINCE THAT DATE.

                                    SUMMARY

     Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus before making an investment decision. When used in this prospectus supplement, the terms "we," "our" and "us" refer to Solectron Corporation and its subsidiaries. Unless otherwise indicated, all information in this prospectus supplement reflects a 2-for-1 stock split effected in the form of a 100% stock dividend paid by Solectron on February 25, 1999.

                             SOLECTRON CORPORATION

     Solectron provides electronics manufacturing services to original equipment manufacturers who design and sell networking equipment, workstations, personal and notebook computers, computer peripherals, telecommunications equipment or other electronic equipment, including Hewlett-Packard Company, Cisco Systems, Inc., International Business Machines Corporation, and Sun Microsystems, Inc. These companies contract with Solectron to build their products for them or to obtain other related services from Solectron.

     Our range of services includes:

     - product design,

     - materials purchasing and management,

     - prototyping,

     - printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment),

     - system assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality),

     - distribution,

     - product repair, and

     - warranty services.

     Our performance of these services allows our customers to remain competitive by focusing on their core competencies of sales, marketing and research and development. Solectron has manufacturing sites in North and South America, Europe and Asia, giving our customers access to manufacturing services in the regions where they sell products.

                                  THE OFFERING

Common stock offered by Solectron..................  16,000,000 shares
Common stock to be outstanding
  after this offering..............................  269,840,664 shares
Use of proceeds....................................  The net proceeds from this offering (without exercise of the over-allotment option) will be
                                                     approximately $998 million. The net proceeds
                                                     will be used to fund the further expansion of
                                                     our business, including additional working
                                                     capital and capital expenditures, strategic
                                                     acquisitions and for other general corporate
                                                     purposes.
Risk Factors.......................................  See "Risk Factors" for a discussion of the factors you should carefully consider before
                                                     deciding to invest in our common stock.
New York Stock Exchange symbol.....................  SLR

     The number of shares of our common stock to be outstanding after this offering excludes, as of May 31, 1999, 37,702,861 shares of common stock available for issuance pursuant to Solectron's employee stock plans and 12,373,973 shares of common stock reserved for issuance upon conversion of the Zero-Coupon Liquid Yield Option Notes due 2019. The number of shares shown as outstanding after the offering also assumes that the over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 2,400,000 shares.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                  NINE MONTHS
                                               YEAR ENDED AUGUST 31,                             ENDED MAY 31,
                           --------------------------------------------------------------   -----------------------
                              1994         1995         1996         1997         1998         1998         1999
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
  OF INCOME:
Net sales................  $1,456,779   $2,065,559   $2,817,191   $3,694,385   $5,288,294   $3,601,818   $6,005,270
Gross profit.............     146,328      201,830      282,378      428,279      538,306      383,043      555,859
Selling, general and
  administrative.........      53,816       73,554      100,260      172,872      218,377      155,296      219,412
Net income...............      55,545       79,526      114,232      158,059      198,824      142,908      205,094
Net income per share:
  Basic..................  $     0.34   $     0.46   $     0.56   $     0.71   $     0.86   $     0.62   $     0.85
  Diluted................  $     0.30   $     0.41   $     0.54   $     0.69   $     0.82   $     0.59   $     0.80
Weighted average number
  of shares:
  Basic..................     164,092      171,442      203,352      223,004      231,666      230,850      242,339
  Diluted................     207,048      208,238      213,436      230,642      253,135      252,940      261,153

                                                              AS OF MAY 31,
                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................    $1,787,217
Total assets................................................     3,454,575
Long-term debt and capital lease obligations................       917,668
Stockholders' equity........................................     1,620,929

                                  RISK FACTORS

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements as to our future operating results and business plans, that involve risks and uncertainties. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," and similar expressions. Our actual results could differ materially from those discussed herein. You should carefully consider the risks and uncertainties described below and the other information in this prospectus supplement and the accompanying prospectus and in any documents incorporated herein and therein by reference, before making an investment decision.

A MAJORITY OF OUR SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES COULD DECLINE SIGNIFICANTLY.

     The majority of our annual sales comes from a small number of our customers. Our 10 largest customers accounted for 68.7% of net sales in fiscal 1998, 65.5% of net sales in fiscal 1997 and 64.0% of net sales in fiscal 1996. In the first nine months of fiscal 1999, our 10 largest customers accounted for 73.8% of consolidated net sales. Since we are dependent upon continued revenue from our 10 largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our sales to decline significantly. Some of these customers individually account for more than 10% of our annual net sales. Hewlett-Packard Company has historically been one of our largest customers and sales to that corporation were 13.9% of net sales in fiscal 1998, 13.5% of net sales in fiscal 1997 and 10.7% of net sales in fiscal 1996. Sales to Cisco Systems, Inc. and Sun Microsystems, Inc. were 10.7% and 10.5% of total net sales in fiscal 1998. Sales to Nortel Networks Inc., formerly Bay Networks, Inc., were 10.4% of total net sales in fiscal 1997. There is no guarantee that we will be able to retain any of our 10 largest customers or any other accounts. In addition, our customers may materially reduce the levels of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time.

OUR LONG-TERM CONTRACTS DO NOT INCLUDE MINIMUM PURCHASE REQUIREMENTS.

     Although we have long-term contracts with a few of our top 10 customers, including Ericsson Telecom AB, NCR Corporation, and IBM, under which these customers are obligated to obtain services from us, they are not obligated to purchase any minimum amount of services from us. As a result, while we may have some long-term contracts, there is no guarantee that we will receive any revenue from these contracts. In addition, these customers with whom we have long-term contracts may materially reduce the levels of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce our accompanying expenses at the same time.

POSSIBLE FLUCTUATION OF OPERATING RESULTS FROM QUARTER TO QUARTER COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Our quarterly earnings may fluctuate in the future due to a number of factors including the following:

     - Differences in the profitability of the types of manufacturing services we provide (for example, systems assembly services have lower gross margins than printed circuit board assembly services),

     - Our ability to maximize the hours of use of our equipment and facilities is dependent on the duration of the production run time for each job and customer,

     - The amount of automation that we can use in the manufacturing process for cost reduction, which varies depending upon the complexity of the product being made,

     - Our ability to optimize the ordering of inventory as to timing and amount to avoid holding excess inventory in excess of immediate production (for example, electronic components could be made obsolete by technological advances), and

     - Fluctuations in demand for our services or the products being manufactured.

     Therefore, our operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of our common stock could be materially and adversely affected.

WE ARE DEPENDENT UPON THE ELECTRONICS INDUSTRY WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST-EFFECTIVE BASIS WOULD HARM OUR BUSINESS.

     A majority of our sales is to corporations in the electronics industry, which is subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, their products could become obsolete and the demand for our services could significantly decline. If we are unable to offer technologically advanced, quick response manufacturing services to our customers that are cost effective, our customers' demand for our services will also decline. In addition, a substantial portion of our revenue is derived from our ability to offer complete service solutions for our customers. For example, if we fail to maintain high quality design and engineering services, our sales would significantly decline.

WE BEAR THE RISK OF PRICE INCREASES ASSOCIATED WITH POTENTIAL SHORTAGES IN THE AVAILABILITY OF ELECTRONICS COMPONENTS.

     At various times, there have been shortages of components in the electronics industry. One of the services that we perform for many of our customers is purchasing electronics components used in the manufacturing of their products. As a result of this service, we bear the risk of price increases for these components because we are unable to purchase them at the same time when we agree with our customers on the pricing for the electronic components that we will use for manufacturing their products.

OUR SALES WILL DECLINE IF OUR COMPETITORS PROVIDE COMPARABLE MANUFACTURING SERVICES AT A LOWER COST.

     We compete with different contract manufacturers depending on the type of service we provide or the geographic locale of our operations. These competitors may have greater manufacturing, financial, research and development and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because they may have lower cost structures as a result of where they are located geographically or the services they provide. Our inability to provide comparable or better manufacturing services at a lower cost than our competitors could cause our sales to decline.

IF WE ARE UNABLE TO MANAGE OUR RAPID GROWTH AND ASSIMILATE NEW OPERATIONS IN A COST-EFFECTIVE MANNER, OUR PROFITABILITY COULD DECLINE.

     We have experienced rapid growth over our last five fiscal years, with net sales increasing from $1.5 billion in fiscal 1994 to $5.3 billion in fiscal 1998. Solectron reported net sales of $6.0 billion for the first nine months of fiscal 1999. Our historical growth may not continue. In recent years, we have established operations in different places throughout the world. For example, in fiscal 1998, we opened offices in Taiwan and Israel, commenced manufacturing operations in Mexico and Romania and, in fiscal 1999, announced a joint venture with Ingram Micro, Inc. In fiscal 1998, we acquired foreign facilities in Brazil, Sweden and Ireland. Furthermore, through acquisitions in fiscal 1998 and 1999, we acquired facilities in Georgia and South Carolina and enhanced our capabilities in North Carolina and Texas. In March 1999, we announced the opening of the first phase of our new facility in Brazil.

     As we manage and continue to expand our new operations, we may incur substantial infrastructure and working capital costs. If we do not achieve sufficient growth to offset increased expenses associated with our rapid expansion, our profitability will decline.

WE NEED TO MANAGE INTEGRATION OF OUR ACQUISITIONS TO MAINTAIN PROFITABILITY.

     In fiscal 1998 and 1999, we completed acquisitions of certain manufacturing assets and facilities from Ericsson, NCR, IBM and Mitsubishi, and acquired all of the capital stock of Sequel, Inc. Currently, we have two pending asset acquisitions involving Trimble Navigation Limited and Glenayre Technologies, Inc. to be completed during the fourth quarter of fiscal 1999. We also continue to evaluate acquisition opportunities and may pursue additional acquisitions over time. These acquisitions involve risks, including:

     - integration and management of the operations,

     - retention of key personnel,

     - integration of purchasing operations and information systems,

     - management of an increasingly larger and more geographically disparate business, and

     - diversion of management's attention from other ongoing business concerns.

     Our profitability will suffer if we are unable to successfully integrate and manage our recent acquisitions, as well as any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

OUR INTERNATIONAL SALES ARE A SIGNIFICANT AND GROWING PORTION OF OUR REVENUES; WE ARE INCREASINGLY EXPOSED TO UNIQUE RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

     In fiscal 1998 approximately 34% of our sales came from outside of the United States. For the first nine months of fiscal 1999, our international locations contributed approximately 37% of consolidated net sales. As a result of our foreign sales and facilities, our operations are subject to a variety of risks that are unique to our international operations including the following:

     - Adverse movement of foreign currencies against our U.S. dollar reporting currency,

     - Import and export duties, and value added taxes that we may have to absorb,

     - Import and export regulation changes that could erode our profit margins or restrict exports,

     - Potential restrictions on the transfer of funds,

     - Inflexible employee contracts in the event of business downturns, and

     - The burden and cost of compliance with foreign laws.

     In addition, we have operations in several locations that have inflationary economies or potentially volatile currencies, including Mexico, Brazil, China and Romania. In the future, these factors may have a material adverse impact on the results of our operations. The Southeast Asian, Latin American and Eastern European markets are experiencing currency, economic and political instability. As of May 31, 1999, we recorded a $64.9 million cumulative foreign exchange translation adjustment on our balance sheet which was primarily the result of the recent devaluation of the Brazilian Real. While, to date, these factors have not had a significant adverse impact on our results of operations, there can be no assurance that there will not be such an impact. Furthermore, while we may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, no assurance may be given that such measures will be adequate.

     The Malaysian government adopted currency exchange controls, including controls on ringgit held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar. Solectron does not hold ringgit outside of Malaysia and therefore will not be affected by these controls. The fixed exchange rate, when applied to local expenses denominated in ringgit, will result in higher expenses when translated to U.S. dollars. However, such local expenses represent a small percentage of our total costs and therefore Solectron's results of operations will not be significantly affected in the near future. The long term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

     Solectron has been granted a tax holiday for its Malaysia sites which is effective through January 31, 2002, subject to certain conditions. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to certain conditions. There is no assurance that the current tax holidays will not be terminated or modified or that any future tax holidays that we may seek will be granted. If the current tax holidays are terminated or modified or if additional tax holidays are not granted in the future, our effective income tax rate would likely increase.

WE ARE EXPOSED TO FLUCTUATIONS IN THE EXCHANGE RATES OF FOREIGN CURRENCY.

     We do not use derivative financial instruments for speculative purposes. Our policy is to hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies. Gains and losses on these foreign currency hedges are generally offset by corresponding losses and gains on the underlying transaction. At May 31, 1999, all of the foreign currency hedging contracts mature in three months or less and there were no material deferred gains or losses. In addition, our international operations in some instances contain natural hedges because both operating expenses and a portion of sales are denominated in local currency. In these instances including our recent experience involving the devaluation of the Brazilian Real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar will result in lower sales when translated to U.S. dollars, operating expenses will also be lower in these circumstances. However, because less than 10% of net sales are denominated in currencies other than the U.S. dollar, we do not believe our total exposure to be significant.

     We have a task force which is constantly evaluating the effects of the Euro conversion on us. We do not believe that significant modifications of our information technology systems are needed in order to handle Euro transactions and reporting. We are in the process of evaluating our tax positions and all outstanding contracts in currencies of the participating countries to determine the effects, if any, of the Euro conversion. We do not expect the Euro conversion to have a significant impact on our derivatives as we have already modified our hedging policies to take the Euro conversion into account. While we currently believe that the Euro conversion effects do not have a significant adverse material effect on our business and operations, there can be no assurances that such conversion will not have an adverse material effect on our results of operations and financial position due to competitive and other factors that may be affected by the conversion that cannot be predicted by us.

WE ARE EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

     The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash-equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of May 31, 1999, approximately 64% of our portfolio matures in less than 6 months. Because our investments are diversified and of relatively short maturity, a hypothetical 10% increase in interest rates would not have a material effect on our financial position.

     We have entered into an interest rate swap transaction under which we pay a fixed rate of interest to hedge against variable interest rates charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires in 2002 which coincides with the maturity date of the lease term.

     Our debt instruments are subject to fixed interest rates and, in the case of the convertible notes, to fixed conversion ratios into our common stock. In addition, the amount of principal to be repaid at maturity is also fixed. Therefore, we are not subject to market risk from our debt instruments.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS AND WE COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

     Our ability to effectively compete may be affected by our ability to protect our proprietary information. We hold a number of patents and other license rights. These patent and license rights may not provide meaningful protection for our manufacturing process and equipment innovations. On June 23, 1999, we were served, along with 87 other companies, as a defendant in a lawsuit brought by the Lemelson Medical, Education & Research Foundation. The lawsuit alleges that we have infringed certain of the plaintiff's patents relating to machine vision and bar-code technology. We believe we have meritorious defenses to these allegations and we do not expect that this litigation will have a material adverse effect on us. In addition, in the future third parties may assert infringement claims against us or our customers. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing manufacturing process or to obtain licenses. We may not be successful in developing such a process or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy and costly and could have a material adverse effect on our financial condition.

FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD HARM OUR BUSINESS.

     As a company in the contract manufacturing services industry, we are subject to a variety of environmental regulations relating to the use, storage and discharge and disposal of hazardous chemicals used during our manufacturing process. Although we have never sustained any significant loss as a result of noncompliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations.

OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS OUTSIDE OF OUR CONTROL.

     Our stock price could fluctuate due to the following factors, among others:

     - Announcements of operating results and business conditions by our customers,

     - Announcements by our competitors relating to new customers or technological innovations or new services,

     - Economic developments in the electronics industry as a whole,

     - Political and economic developments in countries in which we have operations, and

     - General market conditions.

FAILURE TO MAINTAIN KEY PERSONNEL AND SKILLED ASSOCIATES COULD HURT OUR OPERATIONS.

     Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. The loss of services of certain key personnel could have an adverse material effect on us. Solectron's business also depends upon its ability to continue to attract and retain senior managers and skilled associates. Failure to do so could adversely affect our operations.

YEAR 2000 COMPLIANCE ISSUES COULD HARM OUR BUSINESS.

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Computer programs that have this date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, order materials or otherwise engage in normal business activities.

     A key to our ability to successfully manage our operations is the responsiveness of the supply chain for electronics components. This supply chain is often controlled by computer systems, which could fail. While we control some of these systems, our vendors, our customers and service providers that are outside of our control operate some of these computer systems as well. If the computer systems within their or our control fail, this could delay our receipt of previously-ordered electronics components thereby causing us to delay, cancel or modify orders from our customers, which could harm our business.

     We have not yet developed a final contingency plan to handle the Year 2000 problem and, when developed, such a contingency plan may still not be successful in preventing a disruption of our operations. Although we have extensively tested our equipment and interfaces with other companies, we cannot be sure that this testing will fully replicate the actual situation when the Year 2000 arrives.

                                USE OF PROCEEDS

     The net proceeds to Solectron Corporation from this offering (without exercise of the over-allotment option) will be approximately $998 million, after deducting the underwriting discount and estimated expenses of this offering. The net proceeds will be used to fund the further expansion of our business, including:

     - additional working capital and capital expenditures,

     - strategic acquisitions, and

     - for general corporate purposes.

     Pending the application of the net proceeds, we expect to invest the net proceeds from the sale of the common stock in short-term interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the New York Stock Exchange under the symbol "SLR." The following table shows the high and low per share sale prices of our common stock as reported by the New York Stock Exchange for the periods indicated.

                                                               HIGH        LOW
                                                               ----        ---
Fiscal Year Ended August 31, 1997
  First Quarter.............................................  $14 31/32  $8 9/16
  Second Quarter............................................   15 11/3   12 7/8
  Third Quarter.............................................  16 1/4       11 25/
  Fourth Quarter............................................   22 25/3     14 25/
Fiscal Year Ended August 31, 1998
  First Quarter.............................................   23 23/3     16 31/
  Second Quarter............................................   24 13/1   14 7/16
  Third Quarter.............................................  24 9/32    18 7/32
  Fourth Quarter............................................  26 9/16      17 23/
Fiscal Year Ended August 31, 1999
  First Quarter.............................................   34 11/1     19 13/
  Second Quarter............................................  47 1/8     32 1/2
  Third Quarter.............................................  57 7/8     40 1/2
  Fourth Quarter (through July 28, 1999)....................  73 1/4     52 1/4

     The last reported sale price of our common stock on the New York Stock Exchange as of a recent date is set forth on the cover page of this prospectus supplement.

                                DIVIDEND POLICY

     We have never paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of May 31, 1999 and as adjusted to give effect to the issuance and sale of the common stock offered hereby (without exercise of the over-allotment option) at the offering price of $64.25 per share.

                                                                    MAY 31, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Short-term debt.............................................  $   16,562    $   16,562
Long-term liabilities:
  Zero-Coupon Liquid Yield Option Notes due 2019............     760,152       760,152
  7 3/8% Senior Notes due 2006..............................     149,815       149,815
  Other long-term liabilities(1)............................      23,733        23,733
                                                              ----------    ----------
          Total long-term liabilities.......................     933,700       933,700
Stockholders' equity:
  Preferred Stock, 1,200,000 shares authorized; none issued
     and outstanding........................................          --            --
  Common Stock, 400,000,000 shares authorized; 252,975,928
     shares issued and outstanding; 268,975,928 shares
     issued and outstanding as adjusted(2)..................         133           149
  Additional paid-in capital................................     803,279     1,801,393
  Retained earnings.........................................     882,414       882,414
  Accumulated other comprehensive income....................     (64,896)      (64,896)
                                                              ----------    ----------
          Total stockholders' equity........................   1,620,930     2,619,060
                                                              ----------    ----------
          Total capitalization..............................  $2,571,192    $3,569,322
                                                              ==========    ==========

-------------------------
(1) Does not reflect contingent liabilities under a first loss clause for a decline in market value of leased facilities totaling up to $145 million in the event we do not purchase the properties at the end of the lease terms. See Note 6 to our condensed consolidated financial statements in our report on Form 10-Q for the quarter ended May 31, 1999.

(2) Outstanding common stock as of May 31, 1999 does not include 37,702,861 shares of common stock available for issuance pursuant to Solectron's employee stock plans and 12,373,973 shares of common stock reserved for issuance upon conversion of the Zero-Coupon Liquid Yield Option Notes due 2019.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected data presented below for, and as of the end of, each of the years in the five-year period ended August 31, 1998, are derived from our consolidated financial statements. Our consolidated financial statements for the five years ended August 31, 1998 have been audited by KPMG LLP, independent auditors. The selected data presented below for the nine-month periods ended May 31, 1998 and 1999, respectively, are derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) that are necessary for a fair presentation of results of operations for such periods. These results are not necessarily indicative of results to be expected for any future period.

                                                                                               NINE MONTHS ENDED
                                               YEAR ENDED AUGUST 31,                        -----------------------
                           --------------------------------------------------------------    MAY 31,      MAY 31,
                              1994         1995         1996         1997         1998         1998         1999
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME:
Net sales................  $1,456,779   $2,065,559   $2,817,191   $3,694,385   $5,288,294   $3,601,818   $6,005,270
Cost of sales............   1,310,451    1,863,729    2,534,813    3,266,106    4,749,988    3,218,775    5,449,411
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross profit...........     146,328      201,830      282,378      428,279      538,306      383,043      555,859
Selling, general and
  administrative.........      53,816       73,554      100,260      172,872      218,377      155,296      219,412
Research and
  development............       4,162        4,842        6,693       14,985       20,940       14,706       24,563
Acquisition costs........          --           --           --        4,000           --           --        2,864
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating income.......      88,350      123,434      175,425      236,422      298,989      213,041      309,020
Interest income..........       6,484        6,611       13,302       28,536       24,753       19,645       18,605
Interest expense.........     (10,675)      (9,551)     (15,650)     (26,551)     (24,759)     (17,784)     (26,015)
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before income
    taxes................      84,159      120,494      173,077      238,407      298,983      214,902      301,610
Income taxes.............      28,614       40,968       58,845       80,348      100,159       71,994       96,516
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income...............  $   55,545   $   79,526   $  114,232   $  158,059   $  198,824   $  142,908   $  205,094
                           ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income per share:
  Basic..................  $     0.34   $     0.46   $     0.56   $     0.71   $     0.86   $     0.62   $     0.85
  Diluted................  $     0.30   $     0.41   $     0.54   $     0.69   $     0.82   $     0.59   $     0.80
Weighted average number
  of shares:
  Basic..................     164,092      171,442      203,352      223,004      231,666      230,850      242,339
  Diluted................     207,048      208,238      213,436      230,642      253,135      252,940      261,153

                                                  AS OF AUGUST 31,                                         AS OF
                           --------------------------------------------------------------                 MAY 31,
                              1994         1995         1996         1997         1998                      1999
                           ----------   ----------   ----------   ----------   ----------                ----------
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital..........  $  309,203   $  355,603   $  786,355   $  931,690   $1,046,724                $1,787,217
Total assets.............     766,395      940,855    1,452,198    1,876,419    2,410,568                 3,454,575
Long-term debt and
  capital lease
  obligations............     140,709       30,043      386,927      385,850      385,519                   917,668
Stockholders' equity.....     330,789      538,141      700,569      919,069    1,181,326                 1,620,929

                                    BUSINESS

OVERVIEW

     Solectron provides electronics manufacturing services to original equipment manufacturers who design and sell networking equipment, workstations, personal and notebook computers, computer peripherals, telecommunications equipment or other electronic equipment, including Hewlett-Packard Company, Cisco Systems, Inc., International Business Machines Corporation, and Sun Microsystems, Inc. These companies contract with Solectron to build their products for them or to obtain other related services from Solectron.

     Our range of services includes:

     - product design,

     - materials purchasing and management,

     - prototyping,

     - printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment),

     - system assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality),

     - distribution,

     - product repair, and

     - warranty services.

     Our performance of these services allows our customers to remain competitive by focusing on their core competencies of sales, marketing and research and development. Solectron has manufacturing sites in North and South America, Europe and Asia, giving our customers access to manufacturing services in the regions where they sell products.

INDUSTRY BACKGROUND

     In recent years, original equipment manufacturers (OEMs) throughout the world have increasingly accepted and relied on the use of manufacturing specialists such as ourselves. We believe that the trend towards outsourcing manufacturing will continue. OEMs utilize manufacturing specialists like Solectron to:

     - Reduce the Time to Bring Products to Market. As a result of the intensely competitive nature of the electronics industry, OEMs are faced with bringing products to the market on a faster basis. By using our services as a manufacturing specialist, OEMs can reduce the time it takes to bring products to market.

     - Reduce Internal Costs. As electronic products have become more technologically advanced and are shipped in greater volume, the investment required for internal manufacturing has increased significantly for working capital, equipment, labor, systems and infrastructure. By using our services, OEMs are able to gain access to developed manufacturing capabilities while substantially reducing their internal resources.

     - Focus on Core Competencies. Because the electronics industry is extremely competitive and subject to rapid technological change, many OEMs want to focus their resources on activities and technologies in which they add the greatest value. By offering comprehensive electronics assembly and related manufacturing services, we allow OEMs to focus on their own core competencies, such as product development and marketing.

     - Access Leading Manufacturing Technology. Electronic products and electronics manufacturing technologies are sophisticated and complex, making it difficult for OEMs to maintain the necessary technological expertise to manufacture products. OEMs are motivated to work with us in order to gain access to our expertise in manufacturing technologies.

     - Improve Inventory Management and Purchasing Power. Because of the need to bring products to market on a rapid basis, OEMs increasingly face difficulties in planning and managing their inventories. OEMs can reduce production costs by using our volume procurement capabilities. In addition, our expertise in inventory management can provide better inventory control and increase our customer's return on assets.

     - Access Worldwide Manufacturing Capabilities. OEMs are increasing their international activities in an effort to lower costs and access foreign markets. Through our worldwide capabilities we are able to offer OEMs a variety of manufacturing locations to better address their objectives regarding cost, shipping location, frequency of interaction with us and local requirements of the end-market countries.

STRATEGY

     Our goal is to offer our customers the competitive advantages resulting from outsourcing of their manufacturing operations. To achieve this goal, we emphasize the following:

     - Quality. We believe that product quality is a critical success factor in the electronics manufacturing market. We have adopted a number of quality improvement and measurement techniques to monitor our performance. Most of our manufacturing facilities are certified under ISO-9000 international quality standards for design, manufacturing and distribution management systems. We have received numerous superior service and quality awards from our customers, as well as the following:

      - 1997 Malcolm Baldrige National Quality Award

      - 1991 Malcolm Baldrige National Quality Award

      - 1998 Best Manufacturing Plant in North America Award from Industry Week

      - 1997 Malaysian Prime Minister's Quality Award

      - 1996 Malaysian Quality Management Excellence Award

      - 1996 North Carolina Quality Leadership Award

      - 1996 Texas Quality Award

     - Manufacturing Partnerships. An important element of our strategy is to establish partnerships with major and emerging OEM leaders in diverse segments across the electronics industry. Our customers include leaders in industry segments such as networking, telecommunications, workstations, personal computers, computer peripherals, instrumentation, semiconductor equipment and avionics. Our goal is to develop long-term business partnerships with our customers and to provide them with total manufacturing solutions for both new and more mature products. Our manufacturing services range from design and new product introduction services to complete manufacturing projects in which we handle all aspects of the manufacturing process, including the procurement of materials.

     - Complete Product Capabilities. Another element of our strategy is to provide a complete range of manufacturing management and value-added services, including materials management, printed circuit board design, engineering, assembly of complex printed circuit boards, testing, software manufacturing, accessory packaging and post-manufacturing services. We believe that as manufac-turing processes become more complex and product life cycles shorten, OEMs will increasingly seek all of our manufacturing services. A substantial portion of our revenue is derived from providing a complete range of manufacturing services. We believe that the ability to provide these services is a critical success factor and also serves as a barrier to entry for competitors. In addition, our ability to provide complete services to OEMs increases their dependence upon us and also creates closer working relationships between us and our customers. We have been successful in serving as the only supplier of particular products for many of our customers.

     - Advanced Manufacturing Technology. We intend to continue to offer our customers the most advanced manufacturing process technologies including such technologies as surface-mount, ball-grid array assembly and testing and other advanced manufacturing processes. Our expertise, varied technical capabilities and cost-effective processes are significant competitive advantages.

     - Diverse Geographic Operations. An important element of our strategy is to establish production facilities in areas of high customer density or where manufacturing efficiencies can be achieved. We have operations throughout the United States and in Mexico, Brazil, Europe and Asia. In addition, we have our Asia/Pacific headquarters office in Taipei, Taiwan, and offices in Japan and Israel. We believe that our worldwide facilities enable us to better address our customers' objectives by reducing costs and shipping distances, and improving customer interaction. We intend to continue expanding our operations as necessary to serve our existing customers and develop new business.

MANUFACTURING

     To achieve excellence in manufacturing, we combine advanced manufacturing technology with the following manufacturing techniques:

     - Just-In-Time Manufacturing. This is a production technique which minimizes work-in-process inventory and manufacturing time while enabling us to deliver products on a timely basis and in the required quantities.

     - Total Quality Management. This management philosophy focuses on delivering high quality in each aspect of our operations. We accomplish this objective by setting quality objectives for every operation, measuring actual performance against those objectives and identifying changes required to achieve higher quality levels. In addition, our executive management is committed to support changes required to deliver higher quality.

     - Statistical Process Control. This is a set of analytical and problem-solving techniques based on statistics and measurements through which we can track process and quality and determine whether a process is operating within specified limits. The goal is to reduce variability in the process, as well as eliminate problems that contribute to poor quality.

     In order to successfully implement these management techniques, we have developed the ability to collect and utilize large amounts of data in a timely manner. We believe this is critical to a successful assembly operation and represents a significant competitive factor, especially in large projects. To manage all of the measurement data that we collect, we use sophisticated computer systems for material planning, production control and inventory tracking.

ELECTRONICS ASSEMBLY AND OTHER SERVICES

     Our electronics assembly activities consist primarily of the placement and attachment of components on printed circuit boards and cables. We also assemble more complex systems and in some cases we manufacture and package products for shipment directly to our customers' distributors. In addition, we provide other manufacturing services including refurbishment and remanufacturing. Generally, we manufacture products for our customers in two different ways. For many customers, we handle the total manufacturing process including the purchase of components necessary for product manufacturing. This process includes planning, purchasing, expediting, warehousing, preparing and financing the components and materials required to assemble a product. In other cases, our customers supply all or some of the components necessary for assembling the products.

     In conjunction with our assembly activities, we also provide computer-aided testing of various aspects of the products we manufacture and this contributes significantly to our ability to deliver high quality products on a consistent basis. We utilize different tests to determine whether the product is performing to customer specifications. We either develop our own tests or we utilize our customers' existing tests to measure quality.

     We also assist our customers in evaluating the designs for the manufacturability of printed circuit boards. We offer advice regarding the board design for ease and quality of manufacture and, when appropriate, we recommend design changes to increase quality, reduce costs and production time. We also offer application specific integrated circuit design services. Our subsidiary, Force Computers, offers product design services for components that are embedded in computers.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement among our company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancBoston Robertson Stephens Inc., Banc of America Securities LLC and Thomas Weisel Partners LLC, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase, the number of shares of common stock set forth opposite its name below.

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................  11,200,000
BancBoston Robertson Stephens Inc...........................   1,600,000
Banc of America Securities LLC..............................   1,600,000
Thomas Weisel Partners LLC..................................   1,600,000
                                                              ----------
              Total.........................................  16,000,000
                                                              ==========

     In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all of the shares of common stock being sold under the terms of the underwriting agreement if any of the shares of common stock are purchased. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased.

     We have agreed to indemnify the underwriters against some types of liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify their offers and to reject orders in whole or in part.

     Thomas Weisel Partners LLC, one of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 49 filed public offerings of equity securities, of which 27 have been completed, and has acted as a syndicate member in an additional 20 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers have agreed, with some exceptions, not to directly or indirectly, without the prior written consent of Merrill Lynch on behalf of the underwriters, for a period of 90 days and 45 days, respectively, after the date of this prospectus supplement:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, or file a registration statement under the Securities Act relating to any shares of our common stock; or

     - enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised that they propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $1.10 per share of common stock. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of common stock to certain other dealers. After the initial offering, the public offering price, concession and discount may change.

     The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

                                                    PER SHARE    WITHOUT OPTION     WITH OPTION
                                                    ---------    --------------    --------------
Public Offering Price.............................   $64.25      $1,028,000,000    $1,182,200,000
Underwriting Discount.............................     $1.82        $29,120,000       $33,488,000
Proceeds, before expenses, to Solectron
  Corporation.....................................   $62.43        $998,880,000    $1,148,712,000

     The expenses of the offering, exclusive of the underwriting discount, are estimated at $750,000 and are payable by us.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 2,400,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to its initial amount reflected in the above table.

NEW YORK STOCK EXCHANGE LISTING

     Our common stock is listed on the New York Stock Exchange under the symbol "SLR."

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of our common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, Merrill Lynch is permitted to engage in particular types of transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with this offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus supplement, Merrill Lynch may reduce that short position by purchasing our common stock in the open market. Merrill Lynch may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     Merrill Lynch may also impose a penalty bid on underwriters and selling group members. This means that if Merrill Lynch purchases shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

     Neither we nor any of the underwriters makes any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price or our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Certain of the underwriters and their affiliates engage in transactions with, and perform services for, our company in the ordinary course of business and have engaged, and may in the future engage, in investment banking or other transactions with us, for which they have received customary compensation. Bank of America, N.A., an affiliate of Banc of America Securities LLC, serves as agent under both our $100 million revolving credit facility and our $220 million asset securitization arrangement.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the underwriters by Mayer, Brown & Platt, Los Angeles, California.

PROSPECTUS

                                 $1,000,000,000

                             SOLECTRON CORPORATION

                      BY THIS PROSPECTUS, WE MAY OFFER --

                                  COMMON STOCK
                                PREFERRED STOCK
                                DEBT SECURITIES

            SEE "RISK FACTORS" ON PAGE 6 FOR INFORMATION YOU SHOULD
                     CONSIDER BEFORE BUYING THE SECURITIES.

                           -------------------------

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                           -------------------------

     This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     This prospectus is dated June 11, 1999

                                    SUMMARY

     This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

SOLECTRON CORPORATION

     Solectron provides electronics manufacturing services to original equipment manufacturers who design and sell networking equipment, workstations, personal and notebook computers, computer peripherals or telecommunications equipment, including Hewlett-Packard Company, Cisco Systems, Inc. and Sun Microsystems, Inc. These companies contract with Solectron to build their products for them.

     Our range of services includes:

     - product design,

     - materials purchasing and management,

     - prototyping,

     - printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer),

     - systems assembly (building a complete personal computer, for example, and testing it to ensure functionality),

     - distribution,

     - product repair, and

     - warranty services.

     Our performance of these services allows our customers to remain competitive by focusing on their core competencies of sales, marketing and research and development. Solectron has manufacturing sites in North and South America, Europe and Asia, giving our customers access to manufacturing services in the regions where they sell product.

     We were originally incorporated in California in August 1977. In February 1997, we were reincorporated in Delaware. Our principal executive offices are located at 777 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500.

THE SECURITIES WE MAY OFFER

     We may offer up to $1,000,000,000 of any of the following securities either separately or in units: debt securities, preferred stock and common stock. The prospectus supplement will describe the specific amounts, prices and terms of these securities.

DEBT SECURITIES

     We may offer unsecured general obligations in the form of either senior or subordinated debt. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the "debt securities". We are a holding company. Accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, the debt securities will be effectively subordinated to creditors of our subsidiaries.

     The senior and subordinated debt will be issued under separate indentures between Solectron and State Street Bank and Trust Company of California, N.A., as trustee. We have summarized the general features of the debt from the indentures. We encourage you to read the indentures which are exhibits to our Registration Statement (No. 333-69443) and our recent annual report on Form 10-K and quarterly reports on Form 10-Q. Instructions on how you can get copies of these documents are provided below under the heading "Where You Can Find More Information."

GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT

     - Neither indenture limits the amount of debt that we may issue or provides holders any protection should there be a highly leveraged transaction involving our company.

     - The indentures allow us to merge or to consolidate with another U.S. company or convey, transfer or lease our properties and assets substantially as an entirety to another U.S. company, so long as certain conditions are met. If these events occur, the other company will be required to assume our responsibilities on the debt, and we will be released from all liabilities and obligations (except in the case of a lease).

     - The indentures provide that holders of a majority of the total principal amount of the debt outstanding in any series may vote to change our obligations or your rights concerning the debt. But to change the payment of principal, interest, or adversely effect the right to convert or certain other matters, every holder in that series must consent.

     - We may discharge the indentures and defease restrictive covenants by depositing sufficient funds with the trustee to pay the obligations when due, as long as certain conditions are met. All amounts due to you on the debt would be paid by the trustee from the deposited funds.

     EVENTS OF DEFAULT

     The following are the events of default under the indentures:

     - Principal not paid when due,

     - Sinking fund payment not made when due,

     - Failure to pay interest for 30 days,

     - Covenants not performed for 60 days after notice,

     - Bankruptcy, insolvency or reorganization, and

     - Any other event of default in the indenture.

     REMEDY

     Upon an event of default, other than a bankruptcy, insolvency or reorganization, the trustee or holders of 25% of the principal amount outstanding in a series may declare principal immediately payable. However, the holders of a majority in principal amount may, under certain circumstances, rescind this action.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SENIOR DEBT SECURITIES

     The indenture relating to the senior debt securities contains covenants restricting our ability to incur secured debt and enter into sale and leaseback transactions. The senior debt securities will have the same rank as all of our other unsecured unsubordinated debt.

     Senior indebtedness generally includes all indebtedness for money borrowed by us, except indebtedness that is stated to be not senior to, or have the same rank as, or is expressly junior to the subordinated debt securities.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be subordinated to all senior indebtedness.

PREFERRED STOCK

     We may issue preferred stock in one or more series and will determine the dividend, voting, and conversion rights, and other provisions at the time of sale.

COMMON STOCK

     Common stock holders are entitled to receive dividends declared by the Board of Directors, subject to rights of preferred stock holders. Currently, we do not pay a dividend. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights or cumulative voting rights.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - Annual Report on Form 10-K for the fiscal year ended August 31, 1998.

     - Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 1998 and February 28, 1999.

     - Current Reports on Form 8-K filed on January 26, 1999 and February 18, 1999.

     - The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on July 18, 1988, and any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
               Susan S. Wang
               Chief Financial Officer
               Solectron Corporation
               777 Gilbraltar Drive
               Milpitas, California 95035
               (408) 957-8500

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS

     You should consider carefully the specific risks set forth under the caption "Risk Factors" in the prospectus supplement before making an investment decision.

A MAJORITY OF OUR SALES COMES FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES COULD DECLINE SIGNIFICANTLY.

     The majority of our annual sales come from a small number of our customers. Our 10 largest customers accounted for 68.7% of net sales in fiscal 1998, 65.5% of net sales in fiscal 1997 and 64.0% of net sales in fiscal 1996. Since we are dependent upon continued revenue from our 10 largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our sales to decline significantly. Some of these customers individually account for more than 10% of our annual net sales. Hewlett-Packard Company has historically been one of our largest customers and sales to that corporation were 13.9% of net sales in fiscal 1998, 13.5% of net sales in fiscal 1997 and 10.7% of net sales in fiscal 1996. Sales to Cisco Systems, Inc. and Sun Microsystems, Inc. were 10.7% and 10.5% of total net sales in fiscal 1998. Sales to Nortel Networks Inc., formerly Bay Networks, Inc., were 10.4% of total net sales in fiscal 1997. There is no guarantee that we will be able to retain any of our 10 largest customers or any other accounts. In addition, our customers may materially reduce the levels of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time.

OUR LONG-TERM CONTRACTS DO NOT INCLUDE MINIMUM PURCHASE REQUIREMENTS.

     Although we have long-term contracts with a few of our top 10 customers, including Ericsson, NCR, and IBM, under which these customers are obligated to obtain services from us, they are not obligated to purchase any minimum amount of services from us. As a result, while we may have some long-term contracts, there is no guarantee that we will receive any revenue from these contracts. In addition, these customers with whom we have long-term contracts may materially reduce the levels of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time.

POSSIBLE FLUCTUATION OF OPERATING RESULTS FROM QUARTER TO QUARTER COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Our quarterly earnings may fluctuate in the future due to a number of factors including the following:

     - Differences in the profitability of the types of manufacturing services we provide (for example, systems assembly services have lower gross margins than printed circuit board assembly services),

     - Our ability to maximize the hours of use of our equipment and facilities is dependent on the duration of the production run time for each job and customer,

     - The amount of automation that we can use in the manufacturing process for cost reduction, which varies depending upon the complexity of the product being made,

     - Our ability to optimize the ordering of inventory in terms of timing and amount to avoid holding excess inventory in excess of immediate production (for example, electronic components could become obsolete by technological advances), and

     - Fluctuations in demand for our services or the products being manufactured.

     Therefore, our operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of our common stock could be materially and adversely affected.

WE ARE DEPENDENT UPON THE ELECTRONICS INDUSTRY WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS ON A COST-EFFECTIVE BASIS WOULD HARM OUR BUSINESS.

     A majority of our sales are to corporations in the electronics industry, which is subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, their products could become obsolete and the demand for our services could significantly decline. If we are unable to offer technologically advanced, quick response manufacturing services to our customers that are cost effective, our customers' demand for our services will also decline. In addition, a substantial portion of our revenue is derived from our ability to offer complete service solutions for our customers. For example, if we fail to maintain high quality design and engineering services, our sales would significantly decline.

WE BEAR THE RISK OF PRICE INCREASES ASSOCIATED WITH POTENTIAL SHORTAGES IN THE AVAILABILITY OF ELECTRONICS COMPONENTS.

     At various times, there have been shortages of components in the electronics industry. One of the services that we perform for many of our customers is purchasing electronics components used in the manufacturing of their products. As a result of this service, we bear the risk of price increases for these components because we are unable to purchase them at the same time when we agree with our customers on the pricing for the electronic components that we will use for manufacturing their products.

OUR SALES WILL DECLINE IF OUR COMPETITORS PROVIDE COMPARABLE MANUFACTURING SERVICES AT A LOWER COST.

     We compete with different contract manufacturers depending on the type of service we provide or the geographic locale of our operations. These competitors may have greater manufacturing, financial, research and development and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because they may have lower cost structures as a result of where they are located geographically or the services they provide. Our inability to provide comparable or better manufacturing services at a lower cost than our competitors could cause our sales to decline.

IF WE ARE UNABLE TO MANAGE OUR RAPID GROWTH AND ASSIMILATE NEW OPERATIONS IN A COST-EFFECTIVE MANNER, OUR PROFITABILITY COULD DECLINE.

     We have experienced rapid growth over our last five fiscal years, with net sales increasing from $1.5 billion in fiscal 1994 to $5.3 billion in fiscal 1998. Our historical growth may not continue. In recent years, we have established operations in different places throughout the world. For example, in fiscal 1998, we opened offices in Taiwan and Israel, commenced manufacturing operations in Mexico and Romania and, in fiscal 1999, announced a joint venture with Ingram Micro, Inc. In that same fiscal year, we acquired foreign facilities in Brazil, Sweden and Ireland. Furthermore, through acquisitions in fiscal 1998 and 1999, we acquired facilities in Georgia and South Carolina and enhanced our capabilities in North Carolina and Texas. As we manage and continue to expand our new operations, we may incur substantial infrastructure and working capital costs. If we do not achieve sufficient growth to offset increased expenses associated with our rapid expansion, our profitability will decline.

WE NEED TO MANAGE INTEGRATION OF OUR ACQUISITIONS TO MAINTAIN PROFITABILITY.

     In fiscal 1998 and 1999, we completed acquisitions of certain manufacturing assets and facilities from Ericsson, NCR, IBM and Mitsubishi. We also continue to evaluate acquisition opportunities and may pursue additional acquisitions over time. These acquisitions involve risks, including:

     - integration and management of the operations,

     - retention of key personnel,

     - integration of purchasing operations and information systems,

     - management of an increasingly larger and more geographically disparate business, and

     - diversion of management's attention from other ongoing business concerns.

     Our profitability will suffer if we are unable to successfully integrate and manage our recent acquisitions, as well as any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

OUR INTERNATIONAL SALES ARE A SIGNIFICANT AND GROWING PORTION OF OUR REVENUES; WE ARE INCREASINGLY EXPOSED TO UNIQUE RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

     In fiscal 1998 approximately 34% of our sales came from outside of the United States. As a result of our foreign sales and facilities, our operations are subject to a variety of risks that are unique to our international operations including the following:

     - Adverse movement of foreign currencies against our U.S. dollar reporting currency,

     - Import and export duties, and value add taxes that we may have to absorb,

     - Import and export regulation changes that could erode our profit margins or restrict exports,

     - Potential restrictions on the transfer of funds,

     - Inflexible employee contracts in the event of business downturns, and

     - The burden and cost of compliance with foreign laws.

     In addition, we have operations in several locations that have inflationary economies or potentially volatile currencies, including Mexico, Brazil, China and Romania. In the future, these factors may have a material adverse impact on the results of our operations. The Southeast Asian, Latin American and Eastern European markets are experiencing currency, economic and political instability. To date, our operations have not experienced significant adverse effects from this instability.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS AND WE COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

     Our ability to effectively compete may be affected by our ability to protect our proprietary information. We hold a limited number of patents and other license rights. These patent and license rights may not provide meaningful protection for our manufacturing process and equipment innovations. In addition, in the future third parties may assert infringement claims against us or our customers. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing manufacturing process or to obtain licenses. We may not be successful in developing such a process or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy and costly and could have a material adverse effect on our financial condition.

FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD HARM OUR BUSINESS.

     As a company in the contract manufacturing services industry, we are subject to a variety of environmental regulations relating to the use, storage and discharge and disposal of hazardous chemicals used during our manufacturing process. Although we have never sustained any significant loss as a result of noncompliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations.

OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS OUTSIDE OF OUR CONTROL.

     Our stock price could fluctuate due to the following factors:

     - Announcements of operating results and business conditions by our customers,

     - Announcements by our competitors relating to new customers or technological innovations or new services,

     - Economic developments in the electronics industry as a whole,

     - Political and economic development of countries in which we have operations, and

     - General market conditions.

YEAR 2000 COMPLIANCE ISSUES COULD HARM OUR BUSINESS.

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Computer programs that have this date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, order materials or otherwise engage in normal business activities.

     A key to our ability to successfully manage our operations is the responsiveness of the supply chain for electronics components. This supply chain is often controlled by computer systems, which could fail. While we control some of these systems, our vendors, our customers and service providers that are outside of our control operate some of these computer systems as well. If the computer systems within their control fail, this could delay our receipt of previously-ordered electronics components thereby causing us to delay, cancel or modify orders from our customers, which could harm our business.

     We have not yet developed a final contingency plan to handle the Year 2000 problem and, when developed, such a contingency plan may still not be successful in preventing a disruption of our operations. Although we have extensively tested our equipment and interfaces with other companies, we cannot be sure that this testing will fully replicate the actual situation when the Year 2000 arrives.

                                USE OF PROCEEDS

     Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, including capital expenditures and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Pending such uses, we will invest the net proceeds in interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                    SIX MONTHS
                                                                                       ENDED
                                               FISCAL YEAR ENDED AUGUST 31,        FEBRUARY 28,
                                           -------------------------------------   -------------
                                           1994    1995    1996    1997    1998    1998    1999
                                           -----   -----   -----   -----   -----   -----   -----
Ratio of earnings to fixed charges.......  6.01x   8.73x   8.99x   8.06x   9.30x   8.81x   9.02x

     These computations include us and our consolidated subsidiaries. For these ratios, "earnings" represents income before taxes plus fixed charges (excluding capitalized interest) and amortization of previously capitalized interest. Fixed charges consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) capitalized interest and (3) an interest factor attributable to rentals.

                       DESCRIPTION OF THE DEBT SECURITIES

     The debt securities will either be our senior debt securities or our subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and subordinated indenture are called indentures. The prospectus, together with its prospectus supplement, will describe all the material terms of a particular series of debt securities.

     The following is a summary of the most important provisions and definitions of the indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement which includes the prospectus. In this description of the debt securities, the words "Solectron", "we", "us" or "our" refer only to Solectron Corporation and not to any of our subsidiaries.

GENERAL

     Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series.

     We are not limited as to the amount of debt securities we may issue under the indentures.

     The prospectus supplement will set forth:

     - whether the debt securities are senior or subordinated,

     - the offering price,

     - the title,

     - any limit on the aggregate principal amount,

     - the person who shall be entitled to receive interest, if other than the record holder on the record date,

     - the date the principal will be payable,

     - the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates,

     - the place where payments may be made,

     - any mandatory or optional redemption provisions,

     - if applicable, the method for determining how principal, premium, if any, or interest will be calculated by reference to an index or formula,

     - if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency,

     - the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount,

     - if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount,

     - any defeasance provisions if different from those described below under "Satisfaction and Discharge -- Defeasance,"

     - any conversion or exchange provisions,

     - whether the debt securities will be issuable in the form of a global security,

     - any subordination provisions if different from those described below under "Subordinated Debt Securities,"

     - any deletions of, or changes or additions to, the events of default or covenants, and

     - any other specific terms of such debt securities.

     Unless otherwise specified in the prospectus supplement:

     - the debt securities will be registered debt securities, and

     - registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

     Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates.

EXCHANGE AND TRANSFER

     Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

     We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

     In the event of any potential redemption of debt securities of any series, we will not be required to:

     - issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

     - register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

     We have initially appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

GLOBAL SECURITIES

     The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

     - be registered in the name of a depositary that we will identify in a prospectus supplement,

     - be deposited with the depositary or nominee or custodian, and

     - bear any required legends.

     No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

     - the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary,

     - an event of default is continuing, or

     - any other circumstances described in a prospectus supplement.

     As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indentures. Except in the above limited circumstances, owners of beneficial interests in a global security:

     - will not be entitled to have the debt securities registered in their names,

     - will not be entitled to physical delivery of certificated debt securities, and

     - will not be considered to be holders of those debt securities under the indenture.

     Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

     Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

     Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

     We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

     All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed for a period ending the earlier of:

     - 10 business days prior to the date the money would be turned over to the state, or

     - at the end of two years after such payment was due

will be repaid to us. Thereafter, the holder may look only to Solectron for such payment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease its properties and assets substantially as an entirety to, any person, unless:

     - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity,

     - the successor assumes Solectron's obligations on the debt securities and under the indentures,

     - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

     - certain other conditions are met.

EVENTS OF DEFAULT

     Each indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

     (1) failure to pay principal of or any premium on any debt security of that series when due,

     (2) failure to pay any interest on any debt security of that series for 30 days when due,

     (3) failure to deposit any sinking fund payment when due,

     (4) failure to perform any other covenant in the indenture continued for 60 days after being given the notice required in the indenture,

     (5) our bankruptcy, insolvency or reorganization, and

     (6) any other event of default specified in the prospectus supplement.

     An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

     If an event of default, other than an event of default described in clause
(5) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately.

     If an event of default described in clause (5) above shall occur, the principal amount of all the debt securities of that series, will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any such acceleration will be subject to the subordination provisions described below under "Subordinated Debt Securities."

     After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

     Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     A holder will not have any right to institute any proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures, unless:

     (1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series,

     (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding, and

     (3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

     Holders may, however, sue to enforce the payment of principal, premium or interest on the debt security on or after the due date without following the procedures listed in (1) through (3) above.

     We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

     Solectron and the trustee may make modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

     However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

     - change the stated maturity of any debt security,

     - reduce the principal, premium, if any, or interest on any debt security,

     - reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity,

     - change the place of payment or the currency in which any debt security is payable,

     - impair the right to enforce any payment after the stated maturity or redemption date,

     - if subordinated debt securities, modify the subordination provisions in a materially adverse manner to the holders,

     - adversely affect the right to convert any debt security, or

     - change the provisions in the indenture that relate to modifying or amending the indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

     We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

     Each indenture contains a provision that permits us to elect:

     - to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding, and/or

     - to be released from our obligations under the following covenants and from the consequences of an event of default resulting from a breach of these covenants:

     (1) the limitations on sale and leaseback transactions under the senior indenture,

     (2) the limitations on secured debt under the senior indenture,

     (3) the subordination provisions under the subordinated indenture, and

     (4) covenants as to payment of taxes and maintenance of properties.

     To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action.

     If any of the above events occurs, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

NOTICES

     Notices to holders will be given by mail to the addresses of the holders in the security register.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed under, the law of the State of New York.

REGARDING THE TRUSTEE

     The indentures limit the right of the trustee, should it become a creditor of Solectron, to obtain payment of claims or secure its claims.

     The trustee is permitted to engage in certain other transactions. However, if the trustee, acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

SENIOR DEBT SECURITIES

     The senior debt securities will be unsecured and will rank equally with all of our other unsecured and non-subordinated senior debt.

     Covenants in the Senior Indenture

     Limitations on Liens. Neither we nor any restricted subsidiary will issue, incur, create, assume or guarantee any secured debt without securing the senior debt securities equally and ratably with or prior to that secured debt unless the sum of the following amounts would not exceed 10% of our consolidated net tangible assets:

     - the total amount of all secured debt that the senior debt securities are not secured equally and ratably with, and

     - the attributable debt in respect of sale and leaseback transactions entered into after the date of the issuance of the debt securities.

     We do include in the above calculation any sale and leaseback transactions described under clause (2) of "Limitation on Sale and Leaseback Transactions" below or any sale and leaseback transactions of principal property in which we or our restricted subsidiary would be able to incur secured debt on the principal property in an amount at least equal to the attributable debt with respect to mortgages permitted under the definition of secured debt.

     Limitations on Sale and Lease-back Transactions. Neither we nor any restricted subsidiary will enter into any lease longer than three years covering any of our principal property or any restricted subsidiary that is sold to any other person in connection with that lease unless either:

     (1) we or any restricted subsidiary would be entitled to incur indebtedness secured by a mortgage on the principal property involved in such transaction at least equal in amount to the attributable debt with respect to the lease, without equally and ratably securing the senior debt securities, pursuant to "Limitation on Liens" described above, or

     (2) an amount equal to the greater of the following amounts is applied 180 days to the retirement of our or any restricted subsidiary's long-term debt or the purchase or development of comparable property:

         a. the net proceeds from the sale,

         b. the fair market value of the property at the time of the sale, or

         c. the attributable debt with respect to the sale and leaseback transaction.

     Definitions

     "attributable debt" with regard to a sale and leaseback transaction means the lesser of:

     (1) the fair market value of such property as determined in good faith by our board of directors, or

     (2) discounted present value of all net rentals under the lease.

     "consolidated net tangible assets" means the total amount of assets, less reserves and other deductible items, after deducting:

     - all current liabilities,

     - all current maturities of debt having more than a 12 month maturity,

     - all capital lease obligations,

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles, other than capitalized unamortized product development costs, and

     - adjustments on account of minority interests of other persons holding stock of our subsidiaries.

     "mortgage" means a mortgage, security interest, pledge, lien, charge or other encumbrance.

     "principal property" means the land, improvements, buildings and fixtures owned by us or a restricted subsidiary located in the United States that constitutes our principal corporate office, any manufacturing plant or any manufacturing facility and has a book value in excess of 1% of our consolidated net tangible assets as of the determination date. Principal property does not include any property that our board of directors has determined not to be of material importance to the business conducted by us and our subsidiaries, taken as a whole.

     "restricted subsidiary" means any subsidiary that owns any principal property. "Restricted subsidiary" does not include:

     - any subsidiary primarily engaged in financing receivables or in the finance business, or

     - any of our less than 80% owned subsidiaries if the common stock of the subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or over the counter.

     "secured debt" means any of our debt or any debt of a restricted subsidiary for borrowed money secured by a mortgage on any principal property or any stock or indebtedness of a restricted subsidiary. Secured debt does not include:

     - mortgages on property, shares of stock or indebtedness or other assets of a corporation at the time it becomes a restricted subsidiary,

     - mortgages on property, shares of stock or indebtedness or other assets existing at the time of acquisition by Solectron or a restricted subsidiary (including leases), or mortgages to secure payment of all or any part of the purchase price, or to secure any debt within 180 days after the acquisition thereof, or in the case of property, the completion of construction, improvement or commencement of commercial operation of the property,

     - mortgages to secure indebtedness owing to Solectron or to a restricted subsidiary,

     - mortgages existing at the date of the senior indenture,

     - mortgages on property existing at the time the person is merged or consolidated with us or a restricted subsidiary,

     - mortgages on property at the time of a sale or lease of the properties of a person as an entity or substantially as an entity to us or a restricted subsidiary,

     - mortgages incurred to finance the acquisition or construction of property secured by mortgages in favor of the United States or a political subdivision of the Unites States, or

     - mortgages constituting any extension, renewal or replacement of any mortgage listed above to the extent the mortgage is not increased.

SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the subordinated indenture to the prior payment in full of all senior indebtedness, including any senior debt securities.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of all Senior Indebtedness.

     In the event of any acceleration of the subordinated debt securities because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.

     We are required to promptly notify holders of senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

     We may also not make payment on the subordinated debt securities if:

     - a default in the payment of designated senior indebtedness occurs and is continuing, or

     - any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture.

     We may and shall resume payments on the subordinated debt securities:

     - in case of a payment default, when the default is cured or waived, and

     - in case of a nonpayment default, the earlier of when the default is cured or waived or 179 days after the receipt of the payment blockage notice if the maturity of the designated senior indebtedness has not been accelerated.

     No new payment blockage period may start unless:

     - 365 days have elapsed from the effectiveness of the prior payment blockage notice, and

     - all scheduled payments on the subordinated debt securities have been paid in full.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

     If the trustee or any holder receives any payment that should not have been made to them in contravention of subordination provisions before all senior indebtedness is paid in full, then such payment will be held in trust for the holders of senior indebtedness.

     Senior debt securities will constitute senior indebtedness under the subordinated indenture.

     Definitions

     "designated senior indebtedness" means our existing credit agreement and off-balance sheet real estate leases and any of our other senior indebtedness that expressly provides that it is "designated senior indebtedness."

     "indebtedness" means:

     (1) all indebtedness, obligations and other liabilities for borrowed money or evidenced by bonds, debentures, notes or similar instruments, excluding any account payable or accrued current liability incurred in the ordinary course of business in connection with the obtaining of materials or services,

     (2) all obligations with respect to letters of credit, bank guarantees or bankers' acceptances,

     (3) all capitalized lease obligations,

     (4) certain types of off-balance sheet real-estate leases,

     (5) all interest rate or foreign currency agreements,

     (6) all guarantees of clauses (1) through (5),

     (7) any indebtedness or other obligations described in clauses (1) through
         (5) secured by any mortgage, pledge or lien, and

     (8) renewals or amendments of the types of obligations described in clauses
         (1) through (7).

     "senior indebtedness" means the principal, premium, if any, interest, fees, costs, expenses and other amounts on our indebtedness. Senior indebtedness shall not include:

     - indebtedness that expressly states that it is not senior to or expressly states that it is same rank or junior to the subordinated debt securities,

     - any indebtedness to any of our majority-owned subsidiaries,

     - the 7 3/8% Senior Notes due 2006, and

     - the Liquid Yield Option Notes (Zero Coupon-Senior) due 2019.

     "subsidiary" means:

     - any corporation of which more than 66 2/3% is owned by us or by one or more or our other subsidiaries, and

     - any partnership of which more than 66 2/3% of the equity capital or profit interest is owned by us or by one or more of our other subsidiaries.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 401,200,000 shares. Those shares consist of (1) 400,000,000 shares designated as common stock, $0.001 par value, and (2) 1,200,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of February 28, 1999, there were approximately 238,600,000 shares of common stock issued and outstanding.

COMMON STOCK

     Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying a dividend. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

     All outstanding shares of common stock are fully paid and nonassessable.

     Our common stock is listed on the New York Stock Exchange under the symbol "SLR." The transfer agent and registrar for the common stock is Boston Equiserve Limited Partnership.

PREFERRED STOCK

     The following description of preferred stock and the description of the terms of a particular series of preferred stock that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

     As of February 28, 1999, there were no shares of preferred stock outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue up to 1,200,000 shares of preferred stock in one or more series and to fix the following terms of the preferred stock:

     - designations, powers, preferences, privileges,

     - relative participating, optional or special rights, and

     - the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Any or all of these rights may be greater than the rights of the common stock.

     The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Solectron or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

     The prospectus supplement will specify:

     - the maximum number of shares,

     - the designation of the shares,

     - the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative,

     - the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums,

     - the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Solectron's affairs,

     - any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund,

     - the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment,

     - the voting rights, and

     - any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

     Preferred stock will be fully paid and nonassessable upon issuance. The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will have an aggregate principal amount equal to that of the preferred stock represented by the global certificate.

     Each global certificate will:

     - be registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement,

     - be deposited with such depositary or nominee or a custodian for the depositary, and

     - will bear a legend regarding the restrictions on exchanges and registration of transfer and any other matters as may be provided for under the certificate of designation.

DELAWARE GENERAL CORPORATION LAW SECTION 203

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

     The Section 203 restrictions do not apply if:

     (1) the business combination or transaction is approved by our Board of Directors before the date the interested stockholder obtained such status,

     (2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors (the "voting stock") that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares

          - owned by directors who are also officers of the target corporation, or

          - held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer, or

          - if on or after the date the interested stockholder obtained such status, the business combination is approved by our Board of Directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Solectron. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

                              PLAN OF DISTRIBUTION

     We may sell the Securities separately or together:

     - through one or more underwriters or dealers in a public offering and sale by them,

     - directly to investors, or

     - through agents.

     We may describe the Securities from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

     - at market prices prevailing at the times of sale,

     - at prices related to such prevailing market prices, or

     - at negotiated prices.

     We will describe the method of distribution of the Securities in the prospectus supplement.

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of Securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

     We may grant underwriters who participate in the distribution of Securities an option to purchase additional Securities to cover over-allotments, if any, in connection with the distribution.

     All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. No assurance can be given as to the liquidity of the trading market for any debt securities.

     Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the issuance of Solectron's Securities offered by this prospectus will be passed upon for Solectron by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and schedule of Solectron Corporation as of August 31, 1998 and 1997, and for each of the years in the three-year period ended August 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

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

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                               16,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

               -------------------------------------------------

                             PROSPECTUS SUPPLEMENT
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                              MERRILL LYNCH & CO.
                         BANCBOSTON ROBERTSON STEPHENS
                         BANC OF AMERICA SECURITIES LLC
                           THOMAS WEISEL PARTNERS LLC

                                 JULY 28, 1999

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